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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                    Commission File Number:  002-98748-D


                           NOTIFICATION OF LATE FILING

      (Check One):   [X] Form 10-K or 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q or 10-QSB   [ ] Form N-SAR   [ ] Form N-CSR

         For Period Ended:          March 31, 2004
                          ----------------------------------------------------

[   ]     Transition Report on Form 10-K or 10-KSB          [   ]  Transition Report on Form 10-Q or 10-QSB
[   ]     Transition Report on Form 20-F                    [   ]  Transition Report on Form N-SAR
[   ]     Transition Report on Form 11-K

         For the Transition Period Ended:
                                         -------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                                   ----------------------------

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                                     PART I.
                             REGISTRANT INFORMATION

Full name of registrant:          VSUS Technologies Incorporated
                        --------------------------------------------------------

Former name if applicable:          Formula Footwear, Inc.
                          ------------------------------------------------------

Address of principal
executive office
(Street and number):        622 Third Avenue, 33rd Floor
                     -----------------------------------------------------------

City, state and zip code:          New York, New York 10017
                         -------------------------------------------------------



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                                    PART II.
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III.
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         We are not able to file our Annual Report on Form 10-KSB for the year ended March 31, 2004 on or prior to June 29, 2004, because the recent termination of our independent auditors, and appointment of new independent auditors, has made it impossible to compile the necessary financial information on a timely basis and without unreasonable effort or expense.


                                    PART IV.
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          Amiram Ofir                 (212)                 972-1400
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            (Name)                  (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes     [ ]  No


                                      -2-

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X]  Yes     [ ]  No

         It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, due to increased expenses related to the merger described in the Current Report on Form 8-K we filed on April 30, 2004.


                         VSUS TECHNOLOGIES INCORPORATED
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   June 29, 2004                       By:   /s/ Amiram Ofir
      ------------------------------             -------------------------------
                                                 Name:  Amiram Ofir
                                                 Title:  Chief Executive Officer


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).